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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10251 Vista Sorrento Parkway, Suite 200
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise S. Iverson 858-964-0500 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, LLP
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Denise S. Iverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN GILLARD
Notary Public - California
San Diego County
Commission # 2175800
My Comm. Expires Jan 13, 2021

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Years Ended December 31, 2018 and 2017

PKF

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2018 and 2017

TABLE OF CONTENTS

PKF
Accountants and
business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), as of December 31, 2018 and 2017 and the related statements of operations, changes in shareholder's equity, cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dunham & Associates Investment Counsel Inc.'s management. Our responsibility is to express an opinion on Dunham & Associates Investment Counsel, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dunham & Associates Investment Counsel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF, LLP

PKF, LLP

We have served as Dunham & Associates Investment Counsel, Inc.'s auditor since 1997.

San Diego, California
February 25, 2019

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2018 and 2017

ASSETS

	2018	2017
Current assets:		
Cash	$ 2,747,573	$ 2,539,050
Accounts receivable	978,549	1,550,987
Receivables from related parties	2,422,274	2,461,688
Prepaids and other assets	309,984	328,591
Total current assets	6,458,380	6,880,316
Furniture, fixtures and equipment, net of accumulated depreciation of $577,842 and $518,157	172,218	181,042
Total assets	$ 6,630,598	$ 7,061,358

LIABILITIES AND SHAREHOLDER'S EQUITY

	2018	2017
Current liabilities:		
Accounts payable	$ 1,019,011	$ 1,191,894
Accrued liabilities	660,482	822,231
Payable to related party	10,181	–
Income taxes payable	–	8,900
Total current liabilities	1,689,674	2,023,025
Contingencies (Note 8)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	3,215,217	3,312,626
Total shareholder's equity	4,940,924	5,038,333
Total liabilities and shareholder's equity	$ 6,630,598	$ 7,061,358

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenues:		
Investment advisory services and fees	$ 14,222,037	$ 14,219,595
Brokerage and mutual fund commissions	269,349	269,338
Interest and other income	394,256	329,675
Total revenues	14,885,642	14,818,608
Expenses:		
Salaries and benefits	6,322,272	5,834,485
Commissions and trading	4,630,909	4,476,881
Sales and marketing	936,288	962,532
Professional and outside services	645,358	548,397
Occupancy and equipment	515,233	484,329
Loss on sale of investments	–	100,268
Other	217,291	202,700
Total expenses	13,267,351	12,609,592
Net income before taxes	1,618,291	2,209,016
Provision for income taxes	(25,700)	(34,400)
Net income	$ 1,592,591	$ 2,174,616

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2018 and 2017

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2016	100,000	$ 1,990	$ 1,723,717	$ 2,108,010	$ 3,833,717
Shareholder distributions	–	–	–	(970,000)	(970,000)
Net income	–	–	–	2,174,616	2,174,616
Balance, December 31, 2017	100,000	1,990	1,723,717	3,312,626	5,038,333
Shareholder distributions	–	–	–	(1,690,000)	(1,690,000)
Net income	–	–	–	1,592,591	1,592,591
Balance, December 31, 2018	100,000	$ 1,990	$ 1,723,717	$ 3,215,217	$ 4,940,924

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net income	$ 1,592,591	$ 2,174,616
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	59,685	52,770
Accretion of discount on investments	–	(10,625)
Loss on sale of investments	–	100,268
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	572,438	(810,655)
Receivables from related parties	39,414	(467,171)
Prepaids and other assets	18,607	(69,140)
Increase (decrease) in liabilities:		
Accounts payable	(172,883)	421,464
Accrued liabilities	(161,749)	166,984
Payable to related party	10,181	–
Income taxes payable	(8,900)	8,900
Net cash provided by operating activities	1,949,384	1,567,411
Cash flows from investing activities:		
Sales of investments	–	27,631
Purchases of furniture, fixtures and equipment	(50,861)	(55,528)
Net cash used in investing activities	(50,861)	(27,897)
Cash flows from financing activities:		
Shareholder distributions	(1,690,000)	(970,000)
Net cash used in financing activities	(1,690,000)	(970,000)
Net increase in cash	208,523	569,514
Cash at beginning of year	2,539,050	1,969,536
Cash at end of year	$ 2,747,573	$ 2,539,050
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ 38,000	$ –
Non-cash investing activities:		
Receivable from related party for sale of investments	$ –	$ 607,647

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

Recognition of Revenue

The Company recognizes investment advisory services and fees as earned over the periods in which services are provided, generally over time. While investment management contracts and agreements tend to be long-term in nature or have no specific contract term, the performance obligations are generally satisfied daily or monthly based on assets under management.

The Company, as investment adviser, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis in accordance with investment management agreements between the Dunham Funds and the Company. These fees, which are accrued monthly and collected the following month, represented approximately 57% and 48% of total investment advisory services and fees for the years ended December 31, 2018 and 2017, respectively.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap fee programs ("Asset Allocation Programs"). The Asset Allocation Programs use the Dunham Funds – Class N or A Shares. The Company earns advisory fees based on either the performance of the underlying accounts ("Performance-based Fees") or on a flat percentage fee basis ("Asset-based Fees"), subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client.

Performance-based Fees are calculated based on the total net increase in the market value of each account using "high-water" marks. The fee is equal to 10% of the total net increase, calculated monthly and charged quarterly. One-half of the quarterly fee collected is in turn paid to the financial adviser. Performance-based Fees represented approximately 9% and 22% of total investment advisory services and fees for the years ended December 31, 2018 and 2017, respectively.

Asset-based Fees are calculated and earned monthly based upon the average of assets under management and contract advisory fees in accordance with the applicable Asset Allocation Program or investment management agreement. Depending on the program, advisory fees are collected monthly or quarterly. A portion of the advisory fees, generally the amount in excess of a 25 basis point program fee, are in turn paid to the financial advisers. Asset-based Fees represented approximately 34% and 30% of total investment advisory services and fees for the years ended December 31, 2018 and 2017, respectively.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recognition of Revenue, Continued

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue monthly as earned.

The Company receives monthly shareholder services fees from the Dunham Funds for providing certain client servicing and administrative functions, a portion of which is in turn paid to its affiliate custodian. Such fees are recognized to revenue monthly as earned.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts, if required, based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Fair Value of Financial Instruments

Generally accepted accounting principles in the United States requires the use of fair values in determining the carrying values of certain assets and liabilities in the financial statements, as well as for specific disclosures about certain assets and liabilities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value giving preference to quoted prices in active markets (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data or information or assumptions developed from this data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally three to five years. Depreciation expense for the years ended December 31, 2018 and 2017 was $59,685 and $52,770, respectively, and is included in occupancy and equipment expense. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

The Company, as a wholly-owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%. For financial reporting purposes, the Company computes its tax liability on a separate return basis and may reduce its liability to that of the combined return upon filing of the return. Accordingly, no provision for federal income taxes is included in the financial statements. A tax provision of $25,700 and $34,400 is recorded for California state taxes for the years ended December 31, 2018 and 2017, respectively.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2018 and 2017, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2018 and 2017, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2015.

Recent Accounting Pronouncements

As of January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606) and all subsequent ASUs that modified FASB ASC Topic 606, *Revenue from Contracts with Customers*. The core principle of the guidance in FASB ASC Topic 606 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company elected to apply the standard utilizing the modified retrospective approach. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recent Accounting Pronouncements, Continued

In February 2017, the FASB issued ASU 2017-02, *Leases* (Topic 842). When effective, the ASU will supersede FASB ASC 840, *Leases*, and add Topic 842, *Leases*, to the FASB ASC. The core principle of the proposed requirements is that an entity should recognize assets and liabilities arising from a lease and disclose both quantitative and qualitative information regarding its leases. This represents a change from existing lease requirements, which do not require lease assets and lease liabilities to be recognized by many lessees. The standard is effective on January 1, 2019, with early adoption permitted. The ASU is not expected to impact the Company's financial statements as the Company has nominal operating lease arrangements for which it is the lessee.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains most of its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2018 and 2017, the Company's uninsured cash balances totaled $2,247,473 and $2,288,950, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - INVESTMENTS

The Company periodically invested its excess cash in limited partner units of one or more of the D&A Mortgage Funds (the "Mortgage Funds"), of which Asset Managers, Inc. ("Asset Managers"), an affiliate, is the General Partner. Effective December 20, 2017, the General Partner purchased all outstanding limited partner units at a reduced respective net asset value pursuant to a Final Liquidation proposal approved by a majority of the limited partners in each Mortgage Fund and the Company incurred a loss of $100,268. At December 31, 2018 and 2017, the Company holds an unsecured receivable of $182,294 and $607,647, respectively, related to the purchase, included in receivables from related parties, the remaining balance of which is scheduled to be paid in June 2019.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consists of advisory fees receivable from clients, billed and collected quarterly. There is no allowance for uncollectible accounts required on these balances as of December 31, 2018 and 2017.

NOTE 5 - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2018 and 2017 were as follows:

	2018	2017
Payroll and related taxes	$ 464,866	$ 547,577
Vacation	176,362	166,838
Audit and tax	19,254	18,816
Other	–	89,000
	$ 660,482	$ 822,231

NOTE 6 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2018 and 2017, the amount of net capital, as defined, exceeds the minimum amount required by $1,475,468 and $923,768, respectively, and its ratio of aggregate indebtedness to net capital is 0.98 to 1 and 1.72 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2018 and 2017, these fees amounted to $8,802,993 and $7,450,126, respectively. As of December 31, 2018 and 2017, the Company has a receivable balance of $733,148 and $754,881, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses. The Company also participates in an affiliate-wide bonus pool whereby income or losses generated by each of the affiliates is aggregated to create a discretionary bonus pool available for eligible employees of all affiliates. Each affiliate is subsequently charged bonus expense based on actual bonuses paid to its employees, if any. Total allocable expenses of the Company and the affiliates were $9,279,404 and $8,884,520 for the years ended December 31, 2018 and 2017, respectively, of which $346,172 and $504,159 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses. The Company also makes advances, which are unsecured and noninterest bearing, to its affiliates. As of December 31, 2018 and 2017, the Company has a receivable balance of $1,506,832 and $1,099,160, respectively, from affiliates for allocable expenses and advances which is included in receivables from related parties. As of December 31, 2018 and 2017, the Company has a payable balance of $10,181 and $0, respectively, due to an affiliate for allocable expenses.

NOTE 8 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 7.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. The contribution expense to the plan was $103,980 and $30,421 for the years ended December 31, 2018 and 2017, respectively.

NOTE 10 - SUBSEQUENT EVENT

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 25, 2019.

SUPPLEMENTAL INFORMATION

SCHEDULE I

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2018 and 2017

	2018	2017
Net worth	$ 4,940,924	$ 5,038,333
Less:		
Non-allowable assets:		
Accounts receivable	978,549	1,550,987
Receivables from related parties	1,754,605	1,803,845
Prepaid and other assets	310,084	328,691
Furniture, fixtures and equipment	172,218	181,042
Total non-allowable assets	3,215,456	3,864,565
Other deductions	–	–
Net capital	$ 1,725,468	$ 1,173,768
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable	$ 1,019,011	$ 1,191,894
Accrued liabilities	660,482	822,231
Payable to related party	10,181	–
Income taxes payable	–	8,900
Total aggregate indebtedness	$ 1,689,674	$ 2,023,025
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ (250,000)	$ (250,000)
Net capital in excess of amount required	$ 1,475,468	$ 923,768
Net capital less greater of 10% of aggregate indebtedness or 120% of $250,000	$ 1,425,468	$ 873,768
Ratio: Aggregate indebtedness to net capital	0.98 to 1	1.72 to 1

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2018 and 2017

	2018	2017
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,725,468	$ 1,173,768
Adjustments	–	–
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 1,725,468	$ 1,173,768
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,689,674	$ 2,023,025
Adjustments	–	–
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 1,689,674	$ 2,023,025

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
December 31, 2018 and 2017

	2018	2017
State the market valuation and number of items:		
1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2018 and 2017

	2018	2017
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

PKF

Accountants and business advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF, LLP

San Diego, California
February 25, 2019

PKF, LLP

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

DUNHAM
World-Class Trust & Investment Firm

Hold Us To Higher Standards

February 19, 2019

PKF
2020 Camino del Rio N, Suite 500
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

We, as members of management of Dunham & Associates Investment Counsel, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934 (SEA). Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an "Exemption Report" prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the Possession or Control and Reserve Requirement provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

The above statements are made to the best knowledge and belief of the Company. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

By:

Denise S. Iverson, CPA
CFO
February 19, 2019